Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2024

TABLE OF CONTENTS
Q2 2024 PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	3
RESULTS OF CONTINUING OPERATIONS	4
Wheeler River Uranium Project	6
LIQUIDITY AND CAPITAL RESOURCES	18
DISCONTINUED OPERATIONS	20
OUTLOOK FOR 2024	20
ADDITIONAL INFORMATION	21
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	21

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 8, 2024 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three and six months ended June 30, 2024. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), including IAS 34, Interim Financial Reporting. Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2023. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedarplus.ca (‘SEDAR+’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2024 PERFORMANCE HIGHLIGHTS

■
Completion of Inaugural ISR Field Test Program at Midwest

In June 2024, Denison and Orano Canada Inc. (‘Orano Canada’) announced the completion of an In-Situ Recovery (‘ISR’) field test program at the Company’s 25.17% owned Midwest Uranium Project (‘Midwest’). The program involved drilling ten small diameter boreholes within the Midwest Main deposit primarily undertaken to evaluate site-specific conditions for ISR mining. A series of tests were successfully performed on each borehole, creating an extensive database of geological, hydrogeological, geotechnical, and metallurgical data and validating certain key assumptions in the previously completed internal conceptual mining study (the ‘Concept Study’) evaluating the potential use of ISR mining at Midwest (see Press Release dated April 12, 2023).

Denison carried out the Program in collaboration with Orano Canada, as operator and owner of 74.83% of the Midwest Joint Venture (‘MWJV’). Highlights from the program include:

●
Confirmation of Hydraulic Conductivity: Pump and injection tests validated hydraulic connectivity in the test wells within the mineralized zone and achieved hydraulic conductivity values (a measure of permeability) consistent with the Concept Study. Sufficient permeability within the mineralized zone is a key criterion for the successful deployment of the ISR mining method.

●
Demonstrated the Effectiveness of Permeability Enhancement: One method of permeability enhancement was successfully deployed within two wells, demonstrating the suitability of the method to the Midwest Main deposit. The efficiency of permeability enhancement was verified by comparison of pre- and post-permeability enhancement hydraulic testing.

●
Metallurgical Samples Defined and Collected for Leaching Characteristics: Core samples representative of the Midwest Main deposit were collected during the program for use in future metallurgical tests to assess leaching characteristics.

■
Signing of Wheeler River Benefit Agreements with Kineepik Métis Local #9 and the Village of Pinehouse Lake

In early July 2024, Denison announced the signing of a Mutual Benefits Agreement (‘MBA’) with Kineepik Métis Local #9 (‘KML’), and a Community Benefit Agreement (‘CBA’) with the northern Village of Pinehouse Lake (the ‘Village’), in support of the development and operation of Denison’s 95% owned Wheeler River Project.

The MBA acknowledges that the project is located within KML’s Land and Occupancy Area in northern Saskatchewan and provides KML’s consent and support to advance the project. Additionally, the MBA recognizes that the development and operation of the project can support KML in advancing its social and economic development aspirations, while mitigating the impacts on the local environment and KML members. The MBA provides KML and its Métis members an important role in environmental monitoring and commits to the sharing of benefits from the successful operation of the project – including benefits from community investment, business opportunities, employment and training opportunities, and financial compensation.

The CBA acknowledges that the Village is the closest residential community to the project by road, which relies on much of the same regional infrastructure that Denison will rely on as it advances the project. The Village has provided its consent and support for the project, while Denison, on behalf of the Wheeler River Joint Venture, is committed to help the Village develop its own capacity to take advantage of economic and other development opportunities in connection with the advancement and operation of the project.

■
Appointment of New Board Chair

In May 2024, following the results of the Annual General Meeting of Shareholders (‘AGM’) held in Toronto, Denison announced the appointment of Ms. Jennifer Traub as the Company’s new Board Chair. The former Board Chair, Mr. Ron Hochstein, did not stand for re-election at the AGM. Ms. Traub, who joined the Denison Board in 2021, is a partner in the Securities Group, and Co-Chair of the Mining Group, at Cassels Brock & Blackwell LLP, and has been recognized as a legal leader in the Canadian resource sector.

MANAGEMENT’S DISCUSSION & ANALYSIS

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, a Feasibility Study (‘FS’) was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study (‘PFS’) was completed for Wheeler River’s Gryphon deposit as a conventional underground mining operation (the ‘Gryphon Update’). Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and have advanced significantly, with licensing in progress and a draft Environmental Impact Statement (‘EIS’) submitted for regulatory and public review in October 2022.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes unmined uranium deposits (planned for extraction via the MLJV’s SABRE mining method starting in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Main and Midwest A deposits held by the Midwest Joint Venture (‘MWJV’), and a 69.44% interest in the Tthe Heldeth Túé (‘THT’) and Huskie deposits on the Waterbury Lake Property (‘Waterbury’). The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (‘JCU’), Denison holds further interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison is celebrating its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

SELECTED FINANCIAL INFORMATION

(in thousands)	As at June 30, 2024	As at December 31, 2023

Financial Position:
Cash and cash equivalents	$121,067	$131,054
Working capital(1)	$120,100	$135,130
Investments in uranium	$257,460	$276,815
Property, plant and equipment	$256,438	$254,946
Total assets	$695,357	$726,603
Total long-term liabilities(2)	$66,641	$66,873
(1)
Working capital is a non-IFRS financial measure and is calculated as the value of current assets less the value of current liabilities, excluding non-cash current liabilities. Working capital as at June 30, 2024 excludes $4,501,000 from the current portion of deferred revenue (December 31, 2023 – $4,535,000).
(2)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2024	2024	2023	2023
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3

Continuing Operations:
Total revenues	$1,326	$832	$1,092	$777
Net earnings (loss)	$(16,441)	$(19,880)	$34,627	$57,916
Basic and diluted earnings (loss) per share	$(0.02)	$(0.02)	$0.04	$0.07

Discontinued Operations:
Net earnings (loss)	$471	$-	$(150)	$321
Basic and diluted earnings (loss) per share	$0.00	$-	$(0.00)	$0.00
	2023	2023	2022	2022
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3

Continuing Operations:
Total revenues	$968	$(982)	$1,015	$996
Net loss	$(345)	$(2,834)	$(6,247)	$(6,854)
Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Discontinued Operations:
Net earnings	$406	$434	$506	$471
Basic and diluted earnings per share	$0.00	$0.00	$0.00	$0.00

Significant items causing variations in quarterly results

●
The Company’s revenues are based on a draw-down of deferred toll milling revenue, the rate of which fluctuates due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. The rate of draw-down for the toll milling deferred revenue was updated for changes to expected future toll milling production rates at McClean Lake in the first quarter of 2023. This update resulted in negative revenue, which is uncommon. See RESULTS OF OPERATIONS below for further details.
●
Exploration expenses are generally largest in the first and third quarters due to the timing of the winter and summer exploration seasons in northern Saskatchewan.
●
Evaluation expenses have generally increased over the past eight quarters as the Company advances towards a Final Investment Decision (‘FID’) for Phoenix, however, the highest evaluation expenses were incurred in the third quarter of 2022 as the Company completed the substantive stages of the Phoenix Feasibility Field Test (‘FFT’).
●
Other income and expense fluctuates due to changes in the fair value of the Company’s portfolio investments, convertible debentures, and uranium investments, all of which are recorded at fair value through profit or loss and are subject to fluctuations in the underlying share and commodity prices. The Company’s uranium investments are also subject to fluctuations in the US dollar to Canadian dollar exchange rate. The impact of fair value changes on the Company’s net earnings / loss was particularly significant in the second, third and fourth quarters of 2023. See OTHER INCOME below for more details.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below, where applicable.

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada, with a 77.5% interest, and Denison, with a 22.5% interest.

MANAGEMENT’S DISCUSSION & ANALYSIS

In February 2017, Denison closed an arrangement with Ecora Resources PLC (‘Ecora’, then known as Anglo Pacific Group PLC) and one of its wholly owned subsidiaries (the ‘Ecora Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the then current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The Ecora Arrangement consists of certain contractual obligations of Denison to forward to Ecora the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill and, as such, the upfront payment was accounted for as deferred revenue.

During the three and six months ended June 30, 2024, the McClean Lake mill processed 5.3 million and 9.5 million pounds U3O8, respectively, for the CLJV (June 30, 2023 – 3.8 million and 7.6 million pounds U3O8) and Denison recorded toll milling revenue of $1,326,000 and $2,158,000, respectively (June 30, 2023 – $968,000 and negative toll milling revenue of $14,000). The increase in toll milling revenue in the current quarter, as compared to the prior year, is due to the mill processing more pounds of U3O8 for the CLJV. The increase in toll milling revenue in the six months ended June 30, 2024, as compared to the prior year, is due to both the increase in production in the current year-to-date period as well as a $1,946,000 negative non-cash cumulative accounting adjustment that was recorded in the prior year. In the first quarter of 2022, the operators of the Cigar Lake mine announced a reduction in forecasted mine production from 18 million pounds U3O3 per year to 15 million pounds U3O8 per year in 2022 and 2023, and then to 13.5 million pounds U3O3 per year thereafter. In the first quarter of 2023, the operators of the Cigar Lake mine announced that forecasted future mine production was increased back to 18 million pounds U3O3 per year. Under IFRS 15, Revenue from Contracts with Customers, the change in the estimated timing of the toll milling of the CLJV ores in 2022 resulted in an increase to the implied financing component of the toll milling transaction, thus increasing the total deferred revenue to be recognized over the life of the toll milling contract as well as the deferred revenue draw-down rate. The updated draw-down rate was applied retrospectively to all pounds produced for the CLJV since the inception of the Ecora Arrangement in July 2016, resulting in an increase in revenue in the first quarter of 2022, which was effectively reversed in the first quarter of 2023, resulting in the reduction in revenue.

During the three and six months ended June 30, 2024, the Company also recorded accounting accretion expense of $749,000 and $1,561,000, respectively, on the toll milling deferred revenue balance (June 30, 2023 – $780,000 and $2,001,000). While the annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time, the decrease in accretion expense in the six months ended June 30, 2024, as compared to the prior year, was predominantly due to a $483,000 true up recognized in the prior year to increase the life-to-date accretion expense due to the change in the timing in the estimated CLJV toll milling activities discussed above. During the six months ended June 30, 2024, a true-up of only $63,000 was recorded as a result of the update to the Cigar Lake mineral resource estimate.

The impact of the current and prior period true-ups to revenue and accretion are non-cash.

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, costs relating to Denison’s legacy mine sites in Elliot Lake, as well as cost of sales related to the sale of uranium, when applicable. Operating expenses in the three and six months ended June 30, 2024 were $1,367,000 and $2,587,000, respectively (June 30, 2023 – $866,000 and $1,770,000).

Included in operating expenses is depreciation expense relating to the McClean Lake mill of $826,000 and $1,493,000, respectively (June 30, 2023 – $614,000 and $1,268,000), as a result of processing approximately 5.3 million and 9.5 million pounds U3O8 for the CLJV in the applicable periods (June 30, 2023 – 3.8 million and 7.6 million pounds U3O8). Also included in operating expenses are costs related to the Company’s Elliot Lake legacy mine sites of $368,000 and $690,000, respectively (June 30, 2023 – $141,000 and $291,000), and development costs of the MLJV and other operating costs of $173,000 and $404,000, respectively (June 30, 2023 – $110,000 and $212,000).

During the first quarter of 2024, the MLJV began planning work for the 2024 SABRE program, the goal of which is to prepare the McClean North site for the commencement of SABRE mining activities in 2025. The site work commenced during the second quarter of 2024.

MINERAL PROPERTY EVALUATION

During the three and six months ended June 30, 2024, Denison’s share of evaluation expenditures was $6,708,000 and $12,409,000, respectively (June 30, 2023 – $4,662,000 and $7,384,000). The increase in evaluation expenditures, compared to the prior period, was primarily due to the continuation and acceleration of project engineering activities associated with the Phoenix detailed design engineering phase, as well as an increase staffing levels to support the advancement of the Company’s various evaluation projects.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table summarizes the evaluation activities completed during the six months ended June 30, 2024.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership	Evaluation activities
Wheeler River	95%(1)	Engineering, detailed design, metallurgical testing, FFT decommissioning, project planning for 2024 field program activities, environmental and sustainability activities, and EIS regulatory reviews.
Waterbury Lake	69.44%(2)	Project planning for 2024 field activities and progression of the PFS for the THT deposit.
Midwest	25.17%	Project planning and completion of the 2024 inaugural ISR field test, and progression of the Preliminary Economic Assessment (‘PEA’) report.
Kindersley Lithium Project (‘KLP’)	Earn-in(3)	Project planning for 2024 activities.

Notes
(1)
The Company’s effective ownership interest as at June 30, 2024, including the indirect 5% ownership interest held through JCU.
(2)
Represents Denison’s ownership position as at June 30, 2024.
(3)
Pursuant to an earn-in agreement executed in January 2024, Denison can earn up to a 75% interest in the KLP through a series of options exercisable with direct payments and work expenditures. As at June 30, 2024, Denison has not yet vested an ownership interest in the project.

Wheeler River Uranium Project

On June 26, 2023, Denison announced the results of (i) the Phoenix FS completed for ISR mining of the high-grade Phoenix deposit and (ii) an updated Gryphon PFS for conventional underground mining of the basement-hosted Gryphon deposit.

The Phoenix FS was completed by Wood, WSP USA Environment and Infrastructure Inc., SRK Consulting (Canada) Inc., and Newmans Geotechnique Inc. The study confirms robust economics and the technical viability of an ISR uranium mining operation with low initial capital costs and a high rate of return.

The Phoenix FS reflects several design changes and the results of a rigorous technical de-risking program completed by Denison over the 4.5 years following the publication of the 2018 PFS, which was highlighted by the then-novel selection of the ISR mining method for Phoenix.

With the benefit of extensive lab and field testing of all key elements of the proposed ISR mining operation, and 2023 cost estimates reflecting recent inflationary pressures, the Phoenix FS is expected to provide an excellent basis to advance engineering designs in support of an FID.

MANAGEMENT’S DISCUSSION & ANALYSIS

See the following tables for the highlights of the Phoenix FS.

Summary of Economic Results (100% Basis) – Base Case
Uranium selling price	UxC Spot Price(1) (~US$66 to US$70/lb U3O8)
Exchange Rate (US$:CAD$)	1.35
Discount Rate	8%
Operating profit margin(2)	90.9%

Pre-tax NPV8%(3) (Change from 2018 PFS)(4)	$2.34 billion (+150%)
Pre-tax IRR(3)	105.9%
Pre-tax payback period(5)	~10 months

Post-tax NPV8%(3)	$1.43 billion
Post-tax IRR(3)	82.3%
Post-tax payback period(5)	~11 months

Adjusted Post-tax NPV8%(3)(6)	$1.56 billion
Adjusted Post-tax IRR(3)(6)	90.0%
Adjusted Post-tax payback period(3)(6)	~10 months
 Notes
(1)
Spot price forecast is based on “Composite Midpoint” scenario from UxC’s UMO (defined below) and is stated in constant (not-inflated) dollars. See Denison news releases dated June 26, 2023 and August 9, 2023 and the Wheeler Technical Report (defined below) for details.
(2)
Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(3)
NPV and IRR are calculated to the start of construction activities for the Phoenix operation and excludes $67.4 million in pre-FID expenditures.
(4)
Change from 2018 PFS is computed by reference to the same scenario from the 2018 PFS, adjusted to incorporate certain pre-FID costs for consistent comparability.
(5)
Payback period is stated as number of months to payback from the start of uranium production.
(6)
The Adjusted Post-tax NPV, IRR and payback period are based on the “adjusted post-tax” scenario, which includes the benefit of certain entity level tax attributes which are expected to be available and used to reduce taxable income from the Phoenix operation. See Denison news release dated June 26, 2023 and the Wheeler Technical Report (defined below) for details.

Summary of Key Phoenix Operational Parameters (100% basis)
Mine life	10 years
Proven & Probable reserves(1)	56.7 million lbs U3O8 (219,000 tonnes at 11.7% U3O8)
First 5 years of reserves(2)	41.9 million lbs U3O8 (Average 8.4 million lbs U3O8 / year)
Remaining years of reserves	14.8 million lbs U3O8 (Average 3.0 million lbs U3O8 / year)
Initial capital costs(3)	$419.4 million
Average cash operating costs	$8.51 (US$6.28) per lb U3O8
All-in cost(4)	$21.73 (US$16.04) per lb U3O8
Notes
(1)
See Denison press release dated June 26, 2023 for additional details regarding Proven & Probable reserves.
(2)
The first five years is determined by reference to the 60-month period that commences at the start of operations.
(3)
Initial capital costs exclude $67.4 million in estimated pre-FID expenditures expected to be incurred before the project’s FID has been made.
(4)
All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

The Gryphon Update was prepared by Engcomp Engineering and Computing Professionals Inc., SLR International Corporation, Stantec Consulting Ltd., and Hatch Ltd., and is largely based on the 2018 PFS, with efforts targeted at the review and update of capital and operating costs, as well as various minor scheduling and design optimizations. The study remains at the PFS level of confidence.

Overall, the Gryphon Update demonstrates that the underground development of Gryphon is a positive potential future use of cash flows generated from Phoenix, as it can leverage existing infrastructure to provide an additional source of low-cost production.

MANAGEMENT’S DISCUSSION & ANALYSIS

See the following tables for the highlights of the Gryphon Update.

Summary of Economic Results (100% Basis) – Base Case
Uranium selling price	US$75/lb U3O8(1) (Fixed selling price)
Exchange Rate (US$:CAD$)	1.35
Discount Rate	8%
Operating profit margin(3)	83.0%

Pre-tax NPV8%(3) (Change from 2018 PFS)(4)	$1.43 billion (+148%)
Pre-tax IRR(3)	41.4%
Pre-tax payback period(5)	~ 20 months

Post-tax NPV8%(3)(6)	$864.2 million
Post-tax IRR(3)(6)	37.6%
Post-tax payback period(5)(6)	~ 22 months
  Notes
(1)
Fixed selling price is based on the forecasted annual “Composite Midpoint” long-term uranium price from UxC’s Q2’2023 UMO (defined below) and is stated in constant (not-inflated) dollars. See Denison news releases dated June 26, 2023 and August 9, 2023, and the Wheeler Technical Report (defined below) for details.
(2)
Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(3)
NPV and IRR are calculated to the start of construction activities for the Gryphon operation, and excludes $56.5 million in pre-FID expenditures.
(4)
Change from 2018 PFS is computed by reference to the same scenario from the 2018 PFS, adjusted to incorporate certain pre-FID costs for consistent comparability.
(5)
Payback period is stated as number of months to payback from the start of uranium production.
(6)
There is no “adjusted” post-tax case for Gryphon, given that the entity level tax attributes of the Wheeler River Joint Venture owners are assumed to have been fully depleted by the Phoenix operation. See Denison news release dated June 26, 2023 and the Wheeler Technical Report (defined below) for details.

Summary of Key Gryphon Operational Parameters (100% basis)
Mine life	6.5 years
Probable reserves(1)	49.7 million lbs U3O8 (1,257,000 tonnes at 1.8% U3O8)
Average annual production	7.6 million lbs U3O8
Initial capital costs(2)	$737.4 million
Average cash operating costs	$17.27 (US$12.75) per lb U3O8
All-in cost(3)	$34.50 (US$25.47) per lb U3O8
Notes
(1)
See Denison press release dated June 26, 2023 for additional details regarding Probable reserves.
(2)
Initial capital costs exclude $56.5 million in estimated pre-FID expenditures expected to be incurred before an FID has been made.
(3)
All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

Further details regarding Wheeler River, including the estimated mineral reserves and resources for Phoenix and Gryphon, are provided in the Technical Report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023 (‘Wheeler Technical Report’). A copy of the Wheeler Technical Report is available on Denison’s website and under its profile on each of SEDAR+ and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Evaluation Program

Denison’s 2024 evaluation plans for Wheeler River include: (1) advancing detailed design engineering and long-lead procurement, (2) finalizing the EIS through both federal and provincial processes, (3) completing the required program documents to support licensing and permitting approval on the construction of the proposed Phoenix ISR operation, (4) advancing negotiation of additional impact benefit type agreements with interested parties, (5) planning and executing field program optimization studies to finalize the selection of permeability enhancement technologies and drilling methodology; and (6) completing the final decommissioning activities of the FFT.

During the three and six months ended June 30, 2024, Denison’s share of evaluation costs at Wheeler River was $6,420,000 and $11,278,000, respectively (June 30, 2023 – $3,768,000 and $6,308,000).

Engineering Activities

Feasibility Field Test

The FFT was designed to use the commercial-scale ISR test pattern installed at Phoenix in 2021 to facilitate a combined evaluation of the Phoenix deposit's hydraulic flow properties with the leaching characteristics that were previously assessed through the metallurgical core-leach testing program.

MANAGEMENT’S DISCUSSION & ANALYSIS

The successful completion of the leaching and neutralization phases of the FFT in the fourth quarter of 2022 provided further verification of the permeability, leachability, reclamation, and containment parameters needed for the successful application of the ISR mining method at the Phoenix deposit.

The final stage of the FFT, the recovered solution management phase, was completed in 2023 and involved treating the solutions recovered in 2022 during the leaching and neutralization phases. A total of 560 cubic metres of recovered solution was successfully processed into (i) treated effluent and (ii) a mineralized precipitate, which contains an estimated 99.99% of the 14,400 pounds U3O8 previously estimated to be dissolved in the recovered solution. The treated effluent was tested to ensure compliance with permit conditions and was then injected into the mineralized zone. The mineralized precipitate will be stored on surface at site and will be monitored in further care and maintenance activities. The results of this phase of the FFT validate the Company’s processing designs and assumptions for the future Phoenix processing plant.

Following the completion of the recovered solution management phase in late 2023, Denison initiated the decommissioning of the FFT facilities in accordance with its permit conditions. Decommissioning involves the cleaning, deconstruction, and shipment off-site of equipment used during the leaching, neutralization, and solution management phases.

During the second quarter of 2024, project planning and procurement for the decommissioning phase was completed, and the execution of key decommissioning activities and scopes was carried out. Full completion of decommissioning activities is expected to occur in the third quarter of 2024.

Metallurgical Testing

During the second quarter of 2024, the metallurgical test program continued at Saskatchewan Research Council Laboratories (‘SRC’) in Saskatoon. The remediation of an existing core leach test was completed, with the core now undergoing final analysis and characterization. Further effluent treatment test work was also completed in the quarter, along with leaching and settling testing of process precipitate solids. The results of the test work will inform final process design optimization decisions and further validate the process design criteria. Updates to the thermodynamic process model were completed during the same period to reflect key process design improvements.

Test work planned for the second half of 2024 includes an evaluation of technologies to concentrate low-grade uranium-bearing solution, a test program focused on optimizing thickener underflow solids concentration, as well as testing the integrity of the metallurgical process.
Front End Engineering Design (‘FEED’)

The FEED phase was initiated for Phoenix in early 2023 and was concluded upon the initiation of the detailed design engineering phase in January 2024. The detailed design engineering phase includes work related to the process plant, freeze plant, electrical substation & distribution, integration of wellfield surface facilities, ponds/pads, site earthworks including access road to site, air strip and road design, civil piping (including firewater), overall site layout with modular building design and integration.

The detailed design engineering phase of the project is progressing on schedule with equipment and technical specifications supporting procurement-related activities.

The planning and procurement for a field drilling program at Phoenix was completed in the second quarter of 2024 with execution anticipated in the third quarter of 2024. Program efforts are intended to optimize the deployment of certain permeability enhancement techniques, confirm installation methodology of subsurface freeze drilling equipment and materials, as well as confirm monitoring well design and sampling methodology.

Long Lead Procurement

By the end of 2023, two long lead items were procured by Denison: (1) the site power transformer, and (2) the control system, to ensure overall control system integration with subsequent vendor packages.

During the first half of 2024, procurement activities ramped up with the initiation of the procurement process for the finished goods packing system, thickeners and clarifiers, sand filters, centrifuges, product dryer and scrubber, freeze plant, and medium voltage back-up diesel generators.

MANAGEMENT’S DISCUSSION & ANALYSIS

Construction Planning

Denison has advanced early construction planning with key northern business partners to develop execution schedules and detailed construction methodologies for key scopes.

Environmental and Sustainability Activities

Environmental Assessment (‘EA’) Activities

In May 2024, Denison received a draft of the remaining information requests (‘IRs’) from the Federal Indigenous Review Team (‘FIRT’) to be resolved by Denison and the Canadian Nuclear Safety Commission (‘CSNC’) staff prior to the submission of the Final EIS. Denison is diligently working with the CNSC staff and FIRT team members to conclude the remaining IRs and is optimistic that it will be able to finalize the EIS in accordance with the Company’s previous guidance.

In October 2023, the Saskatchewan Ministry of Environment (‘MOE’) confirmed its satisfaction with Denison’s comment responses and proposed EIS updates. The confirmation allows Denison to finalize the EIS for the purpose of obtaining a Provincial EA approval; however, doing this in 2023 would have delinked the coordinated Provincial – Federal EA process, which was not expected to provide a meaningful schedule advantage for the project. Denison continues to plan to submit substantially the same version of the final EIS to both authorities.

Licensing Activities

The Company has now submitted substantially all of the program and design documents required to obtain a site preparation and construction license from the CNSC. The CNSC has indicated that substantially all of the documents have met the technical application requirements allowing the project to advance through to a hearing and subsequent license issuance by the CNSC Commission. A Commission hearing for the project will be scheduled once the final EIS is filed with the CSNC.

Community Engagement Activities

As part of ongoing engagement activities, Denison carried out community meetings with Indigenous and non-Indigenous interested parties in March, May, and June of 2024. Notably, Denison undertook an in-person community tour in the Athabasca Basin of northern Saskatchewan in collaboration with the Ya’thi Nene Lands and Resources Office (‘YNLRO’), who represent the seven Athabasca Basin communities of Hatchet Lake Denesułiné First Nation, Black Lake Denesułiné First Nation, Fond du Lac Denesułiné First Nation and the municipalities of Stony Rapids, Uranium City, Wollaston Lake, and Camsell Portage.

In early July 2024, Denison announced that it had signed an MBA with KML and a CBA with the Village, each in support of the development and operation of Denison’s 95% owned Wheeler River Project in northern Saskatchewan.

The MBA acknowledges that the project is located within KML’s Land and Occupancy Area and provides KML’s consent and support to advance the project. Additionally, the MBA outlines a shared recognition that the successful advancement of the project can support KML in advancing its aspirations for the successful social and economic development of KML while mitigating the risk of impacts on the local environment and KML members.

The CBA acknowledges that the Village is the closest residential community to the project by road, which relies on much of the same regional infrastructure that Denison will use as it advances the project. Pursuant to the terms of the CBA, the Village has provided its consent and support for the project. Denison’s commitments in the CBA are intended to help the Village develop its own capacity to take advantage of economic and other development opportunities in connection with the advancement and operation of the project. The commitments in the CBA aim to create a long-lasting positive legacy that continues beyond the project’s lifespan.

Additionally, in March 2024, Denison signed a Sustainable Communities Investment Agreement with the municipalities of the Northern Village of Beauval, the Northern Village of Île-à-la Crosse, the Northern Hamlet of Jans Bay, and the Northern Hamlet of Cole Bay. This agreement acknowledges that the municipalities have a desire to work together to develop a regional approach that enables social, economic, and cultural revitalization, in which Denison can play a supporting role. An important outcome of this agreement is the support and consent of these four municipalities for the Wheeler River project.

MANAGEMENT’S DISCUSSION & ANALYSIS

Evaluation Pipeline Properties

Waterbury Lake

In 2020, an independent PEA was completed for Waterbury, which evaluated the potential use of the ISR mining method at the THT deposit. Further details regarding Waterbury, including the estimated mineral resources, are provided in the Technical Report for Waterbury titled ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020, a copy of which is available on Denison’s website and under its profile on each of SEDAR+ and EDGAR.

Denison’s 2023 evaluation activities at Waterbury were designed to build upon the 2020 PEA and were highlighted by an ISR field program consisting of the installation of the first ISR test wells at THT, the completion of pump testing, injection testing, permeameter data collection, hydrogeological logging, metallurgical sampling, geological logging, as well as an ion tracer test.

The 2023 THT ISR field program successfully achieved each of its planned objectives: (i) validation of hydraulic conductivity in 100% of the test well within the ore zone and achieving hydraulic conductivity values consistent with the 2020 PEA; (ii) the establishment of a 10-hour breakthrough time with an ion tracer test, demonstrating the ability to maintain hydraulic control of injected solutions and achieve breakthrough times consistent with expectations; and, (iii) demonstration of the effectiveness of permeability enhancement.

Denison’s 2024 evaluation plans for Waterbury include: metallurgical test work on core retrieved during the 2023 field program, additional pump and injection tests on the installed ISR test wells to validate year-over-year hydrogeological test results, and advancement of key components of environmental baseline data collection. The results are expected to be used to further advance the evaluation of the ISR mining method for the property through the potential preparation of a PFS and a Technical Proposal / Project Description, which, if completed, would initiate the regulatory approval / permitting process for the THT deposit.

During the first half of 2024, work included planning activities and the procurement of long-lead time materials for the 2024 field program, updates to engineering design activities and assessments, evaluating the THT resource model from the 2020 PEA, and continuation of the metallurgical test program.

Midwest

The MWJV is operated by Orano Canada and is host to the high-grade Midwest Main and Midwest A uranium deposits, which lie along strike and within six kilometres of the THT and Huskie deposits on Denison’s 69.44% owned Waterbury Lake project. The Midwest and Waterbury deposits are all located in close proximity to existing uranium mining and milling infrastructure including provincial highways, powerlines, and Denison’s 22.5% owned McClean Lake mill.

The Concept Study evaluating the potential application of the ISR mining method at Midwest was prepared by Denison during 2022 and was formally issued to the MWJV in early 2023. Based on the positive results of the Concept Study, the MWJV provided Denison with approval to complete additional ISR-related evaluation work for Midwest.

During 2023, work at Midwest included an inaugural ISR field program designed to assess site-specific technical elements of the Midwest deposit, as well as a metallurgical test program which used historic drill core samples to provide initial site-specific, ISR-focused, metallurgical results.

In 2024, evaluation plans for Midwest are highlighted by an inaugural ISR field test program, designed to validate various characteristics of the Midwest Main deposit, and to collect a database of geotechnical, hydrogeological, and metallurgical data to further evaluate the ISR mining conditions present at the deposit.

The ISR field test program was completed in the second quarter of 2024. Ten small-diameter test wells were installed within the Midwest Main deposit – including a four-well test pattern and six individual wells to test specific areas of the deposit for various characteristics. The test pattern included one injection well, one extraction well, a recharge well, and a monitoring well outfitted with a multi-channel vibrating wire piezometer. The six additional wells were drilled to their target depths and, as applicable, outfitted with well screens and/or pressure monitoring devices to facilitate hydrogeological testing. All wells were decommissioned at the conclusion of the program consistent with regulatory commitments.

Core collected from the test wells within the mineralized zone is also expected to be used to verify and update the current mineral resource estimate for the deposit and support future wellfield design and mineral processing assessments.

MANAGEMENT’S DISCUSSION & ANALYSIS

Highlights from the program include the following:

●
Confirmed Hydraulic Conductivity: Pump and injection tests validated hydraulic connectivity in the test wells within the mineralized zone and achieved hydraulic conductivity values (a measure of permeability) consistent with the Concept Study. Sufficient permeability within the mineralized zone is a key criterion for the successful deployment of the ISR mining method.

●
Demonstrated the Effectiveness of Permeability Enhancement: One method of permeability enhancement was successfully deployed within two wells, demonstrating the suitability of the method to the Midwest Main deposit. The efficiency of permeability enhancement was verified by comparison of pre- and post-permeability enhancement hydraulic testing.

●
Metallurgical Samples Defined and Collected for Leaching Characteristics: Core samples representative of the Midwest deposit were collected during the program for use in future metallurgical tests to determine the leaching characteristics.

The field program results, along with further technical studies, are expected to be used to advance the de-risking of the ISR mining requirements to further the evaluation of the ISR mining method for the property, the results of which are anticipated to be summarized through the preparation of a PEA.

Kindersley Lithium Project

In January 2024, Denison entered into an agreement with Grounded Lithium with respect to the KLP in Saskatchewan. The agreement includes a series of earn-in options, with the exercise of each earn-in option completed by way of a cash payment to Grounded Lithium as well as required work expenditures to advance the KLP.

The Company has developed a plan to advance evaluation work at KLP in 2024, which will include a field program, desktop and lab studies, along with further technical evaluations. The program is expected to be initiated in the third quarter of 2024 and the results may be used in the completion of a future PFS.

MINERAL PROPERTY EXPLORATION

During the three and six months ended June 30, 2024, Denison’s share of exploration expenditures was $1,755,000 and $7,168,000, respectively (June 30, 2023 – $1,834,000 and $5,781,000). The increase in exploration expenditures compared to the prior year was due to an increase in winter exploration activities.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending typically higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

The following table summarizes the 2024 exploration activities, some of which were completed in early July 2024. For exploration expenditures reported in this MD&A, all amounts are reported for the three and six months ended June 30, 2024.

EXPLORATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)(1)	Other activities
Crawford Lake	100.00%	-	Geophysical Survey
Johnston Lake	100.00%	2,359 (3 holes)	Geophysical Survey
Moon Lake South	75.00%	5,634 (8 holes)	Geophysical Survey
Wheeler River	95.00%(3)	6,666 (12 holes)	-
Waterfound	24.68%(2)	8,652 (14 holes)	Geophysical Survey

Total		23,311 (37 holes)

(1)
The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(2)
Denison’s effective ownership interest as at June 30, 2024, including an indirect 12.90% ownership interest held through Denison’s 50% ownership of JCU.
(3)
Denison’s effective ownership interest as at June 30, 2024, including an indirect 5.0% ownership interest held through the JCU.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company’s land position in the Athabasca Basin, as of June 30, 2024, is illustrated in the figure below. The Company’s Athabasca land package remains unchanged during the second quarter of 2024, consisting of 383,861 hectares (227 claims). The land position reported by the Company excludes the land positions held by JCU.

Denison Mines
Denison Mines' Athabasca Properties
June 30, 2024
N
ATHABASCA BASIN
Blackwing
GR
CLK
Northwest Territories
ATHABASCA BASIN
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina
United States
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison ownership through JCU
Uranium mines and deposits
Uranium mill
Roads
Powerlines
Hatchet Lake
J Zone Roughrider
Waterfound North
Bell Lake
Murphy
Turkey Lake
Wolly
Torwalt Lake
McClean Lake Mill
Eagle Point
McClean Lake
Waterfound
Waterbury
Midwest
Rabbit Lake Mill
Johnston Lake
Cigar Lake
Packrat
Candle
Darby
Park Creek
Epp Lake
West Bear
Marten
Hook-Carter
Arrow
Triple R
McArthur River
Wolverine
Mann Lake
Lynx
Moon Lake North
Moon Lake South
Wheeler River (Phoenix & Gryphon deposits)
Russell Lake
Moon Lake
Millennium
Centennial
Bachman Lake
Crawford Lake
Ford Lake
Brown Lake
Key Lake
50 km

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River during the three and six months ended June 30, 2024 was $394,000 and $1,946,000 (June 30, 2023 – $67,000 and $1,295,000).

The 2024 Wheeler River winter exploration drilling program was initiated in mid-January and was completed in early April. A total of 6,666 metres were drilled in 12 holes. The focus of the 2024 winter drill program was to identify an ISR-amenable unconformity-associated uranium deposit proximal to the proposed Phoenix infrastructure. The drill program was focused on two key areas: (1) the N Zone, located approximately four kilometres northeast of Phoenix, and (2) the RE/RW area, an underexplored, northeast-striking conductive trend that runs between the Phoenix and Gryphon deposits. Additionally, one drill hole was completed at M Zone to test the up-dip extension of a graphitic semi-brittle fault intersected during the 2020 drill program. Results are reported using preliminary radiometric equivalent grades (‘eU3O8’), which are assessed by downhole probing during active drill programs (see ‘ASSAY PROCEDURES AND DATA VERIFICATION’ for additional details).

During the first quarter of 2024, 1,602 metres were drilled at N Zone in three diamond drill holes. The drill holes were designed to test conductive anomalies identified from the 2023 N Zone Stepwise Moving Loop Electromagnetic (‘SWML EM’) survey. Elevated radioactivity measuring three to four times background was observed in each hole; however, no mineralization above a minimum cutoff of 0.05% eU3O8 was observed. Assay and geochemical results are pending.

Eight holes totalling 4,554 metres were drilled in the RE/RW area between Phoenix and Gryphon. Drilling in this area targeted conductive anomalies coincident with resistivity low anomalies identified from previous geophysical surveys, and also tested areas where previous drilling was determined to have identified anomalous structure, alteration, or geochemical enrichment that remained open when projected to the unconformity contact.

MANAGEMENT’S DISCUSSION & ANALYSIS

One hole was drilled at M Zone to test the unconformity subcrop of a graphitic semi-brittle fault intersected at depth in 2020 drill hole WR-777. The follow-up hole did not intersect significant structure, alteration, or elevated radioactivity associated with the unconformity contact.

No additional exploration field work took place in the second quarter of 2024.

Exploration Pipeline Properties

During the first half of 2024, exploration field programs were carried out at four of Denison’s pipeline properties (three operated by Denison). Denison’s share of exploration costs for these properties was $1,361,000 and $5,222,000, respectively, for the three and six months ended June 30, 2024 (June 30, 2023 – $1,591,000 and $4,360,000).

The Company continues to review, prioritize, and rationalize its Athabasca Basin exploration portfolio to continue exploring its highest priority-projects, with the potential to deliver significant and meaningful new discoveries.

Crawford Lake

The Crawford Lake property is located adjacent to the southwestern portion of the Wheeler River project, and borders the Moon Lake South project. Winter access to the property can be gained from the north via the Fox Lake road and from the south via the Cree Lake road. The property is underlain by Athabasca Group sandstones, which in turn overlie metamorphic rocks of the Wollaston and Mudjatik Domains. The depth to the unconformity is between 415 and 515 metres.

During the first quarter of 2024, a SWML EM survey was completed on the property to better define basement conductivity associated with the CR3 conductive trend near the adjacent Moon Lake South property and generate targets for future drill testing on the project.

Johnston Lake

During the first quarter of 2024, a Small Moving Loop Electromagnetic (‘SML EM’) survey was completed on the Company’s 100%-owned Johnston Lake property to better define basement conductivity associated with the MJ1 conductive trend and generate targets for future drill testing on the project. The final processed data set was received early in the second quarter of 2024, and the conductivity anomalies identified from the survey are expected to be tested as part of the 2024 Johnston Lake exploration drilling program, which began in June.

A total of 2,359 metres were drilled in three completed holes along the MJ1 trend during the second quarter of 2024. Although significant structural disruption and alteration indicative of a potentially mineralizing system were identified in each hole, no significant elevated radioactivity was observed.

The Johnston Lake exploration drilling program is anticipated to be completed by the end of August 2024.

Moon Lake South

The Moon Lake South property is located adjacent, to the west, of the Wheeler River project and north of Denison’s 100% owned Crawford Lake project, approximately 30 kilometres northwest of Cameco’s Key Lake Operation. The Moon Lake South project is a joint venture between Denison, which holds a 75% interest in the property, and CanAlaska Uranium Ltd., which holds the remaining 25% interest. Denison is the project operator.

The 2024 winter exploration program consisted of eight completed diamond drill holes totalling 5,634 metres, designed to evaluate the potential to expand the footprint of high-grade uranium mineralization discovered in 2023 drill hole MS-23-10A, and to test conductivity anomalies identified from SWML EM surveys completed in the area to identify additional mineralization along strike of known mineralized occurrences identified in 2021.

Low-grade uranium mineralization was encountered in three of the eight holes completed during the winter program. MS-23-23 tested the unconformity 32 metres due west of the mineralization discovered in 2023 drill hole MS-23-10A (2.46% U3O8 over 8.0 metres), intersecting uranium mineralization at the sub-Athabasca unconformity grading 0.12% eU3O8 over 0.6 metres. Drill hole MS-24-25, drilled to target the unconformity 115 metres due west of MS-23-10A, and intersected uranium mineralization grading 0.12% eU3O8 over 0.4 metres, hosted at the contact between a fault zone and a graphitic pelite.

The third mineralized intersection was returned from hole MS-24-27, which was drilled to target the unconformity approximately 915 metres northeast of MS-23-10A, and 250 metres along strike to the southwest of low-grade mineralization intersected in 2021 drill hole MS-21-06. MS-24-27 intersected mineralization grading 0.08% eU3O8 over 0.2 metres, associated with the contact between a graphitic pelite and an underlying granitic unit, lying approximately 45 metres below the unconformity.

MANAGEMENT’S DISCUSSION & ANALYSIS

Additionally, the SWML EM survey that was initiated in the fourth quarter of 2023 was completed in February 2024. The preliminary data is of good quality and appears to have successfully resolved the position of the CR-3 conductor in the survey area. The 2023/2024 SWML EM survey results will be integrated with other geophysical, geological, and geochemical data in the area to guide future exploration activities on the property.

No additional field work was completed during the second quarter of 2024.

Waterfound River

Waterfound is operated by Orano Canada. Denison has an effective 24.68% ownership interest in the project, including its 11.78% direct interest and a 12.90% indirect interest from its 50% ownership of JCU.

The 2024 exploration diamond drill program was designed to focus on the D-1 North conductor, host to the Crocodile and Alligator Zones, as the conductor takes a significant bend from an E-W orientation to NNE-SSW. Ten drill holes were completed during the 2024 winter drilling program for a total of 6,136 metres. Elevated radioactivity was encountered in each hole completed during the winter drilling program.

The summer exploration drilling program began in early June and was completed in early July, during which an additional 2,516 metres were drilled in four completed holes, bringing the total for the year to 8,652 metres drilled in 14 completed holes. Low-grade, basement-hosted mineralization was encountered in three of the four holes completed during the 2024 summer drilling program. Assay results from drill core samples collected during the summer exploration program are pending.

A small geophysical program was also initiated at Waterfound to collect Direct Current Resistivity data over the eastern portion of the D-1 North trend to identify resistivity low anomalies that may be indicative of enhanced hydrothermal alteration related to a potentially mineralizing system. The survey was suspended in early April due to deteriorating conditions related to the spring thaw and resumed in July.

Hatchet Lake

Hatchet Lake is a joint venture between Denison Mines Corp. (70.15%) and Eros Resources Corp (29.85%), with Denison acting as the project operator.

The Hatchet Lake Project consists of nine mineral dispositions totalling 10,212 hectares. The property is split into two non-contiguous claim blocks: the Richardson grid, which consists of four claims totalling 5,328 hectares; and the Hatchet South claim block, which consists of five Claims totalling 4,884 hectares. The Richardson block hosts multiple mineralized drill holes, with grades of up to 1.52% U3O8, and covers the strike extension of Cameco’s Richardson grid, where historical drilling has identified multiple high-grade unconformity-associated uranium intercepts. The Hatchet South claim block borders the Wolly JV, and contains the Tuning Fork Grids, where previous drilling has identified low-grade uranium mineralization grading up to 0.1% U3O8, along with significant copper, arsenic, and boron enrichment.

A small diamond drilling program is planned at Hatchet Lake to test the extent of previously identified geochemical anomalies that are associated with significant structure and alteration. All permits have been received, and drilling is scheduled to begin in early August.

Murphy Lake

The Murphy Lake project, located in the northeastern portion of the Athabasca Basin, is wholly-owned and operated by Denison. The project consists of eight mineral dispositions totalling 8,686 hectares. The property is split into two non-contiguous claim blocks: Murphy North, which consists of two claims totalling 1,532 hectares; and the Murphy South claim block, which consists of six claims totalling 7,154 hectares.

The Murphy North block borders IsoEnergy’s LaRocque East project, which hosts the Hurricane deposit (Indicated mineral resource of 48.61 million pounds U3O8 at 34.5% U3O8). Previous drilling by Cogema (predecessor to Orano) on claim S-11636 has identified elevated uranium values in the basal sandstone, proximal to the unconformity sub-crop of a graphitic shear.

A small diamond drilling program is planned at Murphy north to test conductivity anomalies identified from the 2020 SML EM survey. All permits have been received, and drilling is scheduled to begin in mid-August.

MANAGEMENT’S DISCUSSION & ANALYSIS

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $3,741,000 and $7,325,000, respectively, during the three and six months ended June 30, 2024 (June 30, 2023 – $3,209,000 and $6,463,000). These costs are mainly comprised of head office salaries and benefits, share based compensation, audit and regulatory costs, legal fees, investor relations expenses, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the three and six months ended June 30, 2024, was predominantly driven by an increase in share based compensation and head office salaries and benefits due to increases in headcount.

OTHER INCOME AND EXPENSE

During the three and six months ended June 30, 2024, the Company recognized a net other expense of $4,596,000 and $9,678,000, respectively (June 30, 2023 – net other income of $11,976,000 and $22,198,000).

The main drivers of the other income/expense are as follows:

Fair value losses on uranium investments

During 2021, the Company acquired 2,500,000 pounds of U3O8 at a weighted average cost of $36.67 (US$29.66) per pound U3O8 (including purchase commissions of $0.05 (US$0.04) per pound U3O8) to be held as a long-term investment to strengthen the Company’s balance sheet and potentially enhance its ability to access project financing in support of the future advancement and/or construction of Wheeler River. Given that this material is held for long-term capital appreciation, the Company’s holdings are measured at fair value, with changes in fair value between reporting dates recorded through profit and loss. In 2023, the Company sold 200,000 pounds of U3O8 at a weighted average price of $99.50 (US$73.38) per pound U3O8. During the second quarter of 2024, the Company sold an additional 100,000 pounds of U3O8 at a weighted average price of $135.98 (US$100.00) per pound U3O8. As at June 30, 2024, the Company held 2,200,000 pounds of U3O8.

During the three months ended June 30, 2024, the spot price of U3O8 decreased from $117.89 (US$87.00) per pound U3O8 as at March 31, 2024, to $117.03 (US$85.50) per pound U3O8, at June 30, 2024, resulting in a fair value of the Company’s uranium investments of $257,460,000 and mark-to-market loss for the three months ended June 30, 2024 of $80,000 on the Company’s uranium holdings (June 30, 2023 – mark to market gain of $13,995,000), including a realized gain on sale of $9,950,000 (US$7,050,000) from the second quarter uranium sales. During the six months ended June 30, 2024, the spot price of U3O8 decreased from $120.35 (US$91.00) per pound U3O8 as at December 31, 2023, to $117.03 (US$85.50) per pound U3O8, at June 30, 2024, resulting in mark-to-market loss for the six months ended June 30, 2024 of $5,757,000 on the Company’s uranium holdings (June 30, 2023 – gains of $22,821,000) including a realized gain on sale of $9,950,000 (US$7,050,000) from the second quarter uranium sales.

Fair value losses on portfolio investments

During the three and six months ended June 30, 2024, the Company recognized losses of $2,628,000 and $3,424,000, respectively, on portfolio investments carried at fair value (June 30, 2023 – losses of $3,051,000 and $1,885,000). Gains and losses on investments carried at fair value are determined by reference to the closing share price of the related investee at the end of the period, or, as applicable, immediately prior to disposal.

Fair value losses on F3 Debentures

During the year ended December 31, 2023, the Company completed a $15 million strategic investment in F3 Uranium Corp. (‘F3’) in the form of unsecured convertible debentures, which carry a 9% coupon and will be convertible at Denison’s option into common shares of F3 at a conversion price of $0.56 per share. F3 has the right to pay up to one third of the quarterly interest payable by issuing common shares. F3 will also have certain redemption rights on or after the third anniversary of the date of issuance of the Debentures and/or in the event of an F3 change of control. As a result of the Debentures’ conversion and redemption features, the contractual cash flow characteristics of these instruments do not solely consist of the payment of principal and interest and therefore the debentures are accounted for as a financial asset at fair value through profit and loss.

During the three and six months ended June 30, 2024, the Company recognized mark-to-market losses of $2,074,000 and $1,435,000, respectively (June 30, 2023 – $nil and $nil) on its investments in the debentures mainly due to a decrease in the F3 share price between December 31, 2023 and June 30, 2024, which reduced the value of the debenture’s embedded conversion option.

MANAGEMENT’S DISCUSSION & ANALYSIS

Gain on receipt of proceeds from Uranium Industry a.s.

In January 2022, the Company executed a Repayment Agreement (‘RA’) pursuant to which the parties negotiated the repayment of the debt owing from Uranium Industry a.s. (‘UI’) to Denison in connection with the Company’s sale of its mining assets and operations located in Mongolia to UI in 2015 for upfront cash consideration as well as the rights to receive additional contingent consideration. Under the terms of the RA, UI has agreed to make scheduled payments of the amounts owing from the sale of the Mongolia operations through a series of quarterly installments and annual milestone payments, until December 31, 2025. The total amount due to Denison under the RA, including amounts received to date, is approximately US$16,000,000, inclusive of additional interest to be earned over the term of the agreement at a rate of 6.5% per annum. To date, the Company has collected US$8,200,000 of the amounts due under the RA. The RA includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of the arbitration award while UI is in compliance with its obligations under the RA.

During the three and six months ended June 30, 2024, the Company received US$nil and US$300,000, respectively, from UI (June 30, 2023 – US$200,000 and US$400,000), of which a portion relates to reimbursement of legal and other expenses incurred by Denison. During the three and six months ended June 30, 2024, as a result of the payments received, the Company recorded gains related to the Mongolia sale receivable of $nil and $396,000, respectively (June 30, 2023 – $266,000 and $535,000). This receivable is recorded at fair value at each period end (June 30, 2024 and December 31, 2023 – $nil).

Foreign exchange gains

During the three and six months ended June 30, 2024, the Company recognized a foreign exchange gain of $477,000 and $1,111,000, respectively (June 30, 2023 – losses of $354,000 and $191,000). The foreign exchange gain is predominantly due to the impact of the increase in the US dollar to Canadian dollar exchange rate during the first half of 2024 on US dollar cash and accounts receivable balances.

EQUITY SHARE OF INCOME FROM JOINT VENTURES

During the three and six months ended June 30, 2024, the Company recorded its equity share of loss from JCU of $547,000 and $1,128,000, respectively (June 30, 2023 – $2,461,000 and $3,355,000). The Company records its share of income or loss from JCU one month in arrears, based on the most available financial information, adjusted for any subsequent material transactions that have occurred.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $121,067,000 at June 30, 2024 (December 31, 2023 – $131,054,000).

The decrease in cash and cash equivalents of $9,987,000 was due to net cash used in operations of $19,978,000, partially offset by net cash provided by investing activities of $7,980,000 and cash provided by financing activities of $963,000, as well as a foreign exchange effect on cash and cash equivalents of $1,048,000.

Net cash used in operating activities of $19,978,000 was primarily due to net loss for the period, and adjustments for non-cash items, including fair value adjustments.

Net cash provided by investing activities of $7,980,000 was primarily due to proceeds on disposal of investments in uranium, partially offset by the Company’s incremental investment in JCU, an increase in property, plant & equipment relating to long lead items for the Wheeler River project, and a decrease in restricted cash due to the Company’s funding the Elliot Lake reclamation trust fund.

Net cash provided by financing activities of $963,000 was mainly due to the proceeds related to the issuance of 871,834 shares upon the exercise of employee stock options.

Use of Proceeds

2021 ATM Program Financing

As disclosed in the Company’s prospectus supplement to the 2021 Base Shelf Prospectus dated September 28, 2021 (‘September 2021 Prospectus Supplement’), the net proceeds raised under the 2021 ATM Program were expected to be utilized to potentially fund Wheeler River evaluation and detailed project engineering, long lead project construction items, as well as general, corporate and administrative expenses, subject to the actual amount raised.

MANAGEMENT’S DISCUSSION & ANALYSIS

During the period from the closing of the financing in September 2021 to June 30, 2024, the Company’s use of proceeds from this offering was in line with that disclosed in the September 2021 Prospectus Supplement. The 2021 ATM Program was terminated on October 11, 2023.

October 2023 Financing

As disclosed in the Company’s prospectus supplement to the 2021 Base Shelf Prospectus dated October 11, 2023 (‘October 2023 Prospectus Supplement’), the net proceeds of the October 2023 equity financing are expected to be utilized to fund the advancement of the Phoenix project through the procurement of long lead items (including associated engineering, testing, and design), exploration and evaluation expenses, as well as general, corporate and administrative expenses. During the period from the closing of the financing in October 2023 to June 30, 2024, the Company’s use of proceeds from this offering was in line with that disclosed in the October 2023 Prospectus Supplement.

Revolving Term Credit Facility

On December 21, 2023, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2025 (the ‘Credit Facility’). Under the Credit Facility, the Company has access to letters of credit of up to $23,964,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $7,972,000 in cash collateral on deposit with BNS to maintain the current letters of credit issued under the Credit Facility.

TRANSACTIONS WITH RELATED PARTIES

Korea Electric Power Corporation (‘KEPCO’)
Denison and KHNP Canada Energy Ltd. (‘KHNP Canada’) (which is an indirect subsidiary of KEPCO) are parties to a Strategic Relationship Agreement, which provides for a long-term collaborative business relationship between the parties and includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors provided that its shareholding percentage is at least 5%.

KHNP Canada is also the majority member of the Korea Waterbury Uranium Limited Partnership (‘KWULP’). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation and Waterbury Lake Uranium Limited Partnership, entities whose key asset is Waterbury.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents, and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2024	2023	2024	2023

Salaries and short-term employee benefits	$(913)	$(546)	$(2,608)	$(1,644)
Share-based compensation	(900)	(659)	(1,653)	(1,473)
	$(1,813)	$(1,205)	$(4,261)	$(3,117)

The increase in salaries and short-term employee benefits awarded to key management is predominantly driven by an increase in headcount. The group of key management employees expanded from five in 2023 to nine in 2024 following internal promotions to fill the following roles: Vice President Technical Services and Project Evaluation, Vice President Environment, Sustainability & Regulatory, Vice President Exploration, and Vice President Human Resources.

MANAGEMENT’S DISCUSSION & ANALYSIS

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

Common Shares

At August 8, 2024, there were 892,369,933 common shares issued and outstanding and a total of 905,547,019 common shares on a fully-diluted basis.

Stock Options and Share Units

At August 9, 2024, there were 5,859,000 stock options, and 7,318,086 share units outstanding.

DISCONTINUED OPERATIONS

Closed Mine Services

At the end of August 2023, the Company’s long-term third-party closed mines services contract came to an end. With the termination of this contract, the Company determined that it would cease providing third-party care and maintenance services and will no longer earn revenue from Closed Mine services. The Company is now solely focused on care and maintenance of its own legacy mine sites.

OUTLOOK FOR 2024

During the second quarter of 2024, the Company increased its outlook for evaluation expenditures by $4.3 million, reflecting costs associated with Wheeler River agreement negotiation and finalization with interested parties as well as the addition of field and lab-based programs at KLP. All other Company plans for the year are unchanged. Refer to the Company’s annual MD&A for the year ended December 31, 2023 for a detailed discussion of the previously disclosed 2024 budget.

(in thousands)	2024 BUDGET	2024 OUTLOOK	Actual to June 30, 2024(2)
Mining Segment
Development & Operations	(4,986)	(4,986)	(2,788)
Exploration	(10,159)	(10,159)	(6,833)
Evaluation	(49,250)	(53,550)	(14,602)
JCU Cash Contributions	(3,768)	(3,768)	(1,949)
	(68,163)	(72,463)	(26,172)
Corporate and Other Segment
Corporate Administration & Other	405	405	(475)
	405	405	(475)
Total(1)	$ (67,758)	$ (72,058)	$ (26,647)
Notes
1.
Only material operations shown.
2.
The budget is prepared on a cash basis. As a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2024, actual amounts reported above includes capital additions of $1,347,000, JCU contributions of $1,949,000, $407,000 in repayments from UI, and excludes $3,573,000 net impact of non-cash items and other adjustments.

MANAGEMENT’S DISCUSSION & ANALYSIS

ADDITIONAL INFORMATION

QUALIFIED PERSON

Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, who is a ‘Qualified Person’ within the meaning of this term in National Instrument 43-101 — Standards of Disclosure for Mineral Projects (‘NI 43-101’), has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s evaluation programs.

Andy Yackulic, P.Geo., Denison’s Vice President Exploration, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s exploration programs.

For more information regarding each of Denison’s material projects discussed herein, you are encouraged to refer to the applicable technical reports available on the Company’s website and under the Company’s profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml):

●
For the Wheeler River project, the ‘Technical Report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023;

●
For the Waterbury Lake project, ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020;

●
For the Midwest project, ‘Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada’ dated March 26, 2018; and

●
For the McClean Lake project, (A) the ‘Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada’ dated November 21, 2005, as revised February 16, 2006, (B) the ‘Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada’ dated March 31, 2006, and (C) the ‘Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan’ dated January 31, 2007.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades, derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures, please see Denison's Annual Information Form dated March 28, 2024, available on the Company’s website and filed under the Company's profile on SEDAR+ (www.sedarplus.ca) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations, and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

MANAGEMENT’S DISCUSSION & ANALYSIS

In particular, this MD&A contains forward-looking information pertaining to the following: the results of, and estimates and assumptions within, the Phoenix FS and the Gryphon PFS Update, including the estimates of Denison's mineral reserves and mineral resources, and statements regarding anticipated budgets, fees, expenditures and timelines; Denison’s outlook, plans and objectives for 2024 and beyond; exploration, development and expansion programs, plans and objectives, including FEED, detailed design engineering, long lead procurement, field program optimization studies, and other project planning programs; statements regarding Denison’s EA and EIS status, plans and objectives and expectations with respect to Denison’s required licensing and permitting; expectations regarding Denison’s community engagement activities and related agreements with interested parties; expectations with respect to the FFT; Denison’s land position; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding uranium mining on the McClean Lake property, including anticipated timing and budgets; results of the ISR field test program at Midwest and the Concept Study, the interpretations thereof and expectations therefor; expectations regarding the toll milling of Cigar Lake ores, including projected annual production volumes; expectations regarding agreements with third parties, including the MBA, CBA, Sustainable Communities Investment Agreement, the KLP earn-in agreement with Grounded Lithium, the F3 debentures, and the RA with UI and payments thereunder; Denison’s plans with respect to its physical uranium holdings; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the Phoenix FS, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by regulatory or public health restrictions or requirements.

Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed under the heading ‘Risk Factors’ in Denison’s Annual Information Form available on SEDAR+ and EDGAR. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves: As a foreign private issuer reporting under the multijurisdictional disclosure system adopted by the United States, the Company has prepared this MD&A in accordance with Canadian securities laws and standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “measured mineral resources,” “indicated mineral resources,” “inferred mineral resources,” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the ‘CIM Standards’). The Securities and Exchange Commission (the “SEC”) recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” and its definitions of “proven mineral reserves” and “probable mineral reserves” are “substantially similar” to the corresponding definitions under the CIM Standards. However, investors are cautioned that there are differences between the definitions under the United States Securities Exchange Act of 1934, as amended (the ‘U.S. Exchange Act’) and the CIM Standards definition. Accordingly, there is no assurance any mineral reserves or mineral resources that Denison may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Denison prepared the mineral reserve or mineral resource estimates under the standards adopted under the U.S. Exchange Act. For the above reasons, information contained in the MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. Additionally, investors are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. The term “resource” does not equate to the term “reserves”. Investors should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.